March 6, 2026

Dan Teleman
Chief Executive Officer
Nasus Pharma Ltd
P.O. Box 284
Tel Aviv, Israel 6100201

       Re: Nasus Pharma Ltd
           Registration Statement on Form F-1
           Filed March 2, 2026
           File No. 333-293950
Dear Dan Teleman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jimmy McNamara at 202-551-7349 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences